dbbmckennon

Certified Public Accountants

Registered Firm - Public Company Accounting Oversight Board

EXHIBIT 11.1

CONSENT OF INDEPENDENT AUDITOR

We consent to the use in this Offering Statement on Form 1-A, as amended, of our report dated September 30, 2019, with respect to our audits of the balance sheets of American Diversified Energy LLC (the “Company”) as of October 31, 2018 and 2017, and the related statements of operations, member’s deficit, and cash flows for the years then ended, and the related notes to the financial statements. Our report includes an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern, and an explanatory paragraph regarding certain subsequent events with related parties.

/s/ dbbmckennon

Newport Beach, California

January 13, 2020